EXHIBIT 99.1

Golar LNG Partners LP First Quarter 2015 Cash Distribution

HAMILTON, Bermuda, April 27, 2015 (GLOBE NEWSWIRE) -- Golar LNG Partners LP (Nasdaq:GMLP) announced today that its board of directors has declared a quarterly cash distribution with respect to the quarter ended March 31, 2015 of $0.5775 per unit. This represents an increase of $0.015 per unit, or approximately 2.7%, from the fourth quarter 2014 distribution and is related to the acquisition of the FSRU Golar Eskimo, in respect of which a distribution increase was also made for the fourth quarter of 2014.

This cash distribution will be paid on May 14, 2015 to all unitholders of record as of the close of business on May 7, 2015.

Forward Looking Statements.

This press release includes statements that may constitute forward-looking statements. Such statements are generally not historical in nature, and specifically include statements about the Partnership's plans, strategies, business prospects and changes in its business. In particular, statements regarding projected changes in the Partnership's cash distributions and distribution coverage are considered forward-looking statements. Such forward-looking statements are subject to a variety of known and unknown risks, and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership's control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are set forth from time to time in the reports and other documents the Partnership files with the United States Securities and Exchange Commission. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Golar LNG Partners LP
Hamilton, Bermuda
April 27, 2015

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

CONTACT: Stuart Buchanan
         Stuart.Buchanan@golar.com
         +442070637911

         Roger Swan
         roger.swan@golar.com
         +44 207 063 7913